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                                                                     EXHIBIT A.2

                    CONSENT OF PRICEWATERHOUSECOOPERS N.V.,
                            INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-92502) pertaining to the 1993 Stock Plan, the 1995 Director Option Plan, the 1995 Employee Stock Purchase Plan for U.S. Employees and the 1995 Employee Stock Purchase Plan for Non-U.S. Employees; Registration Statement (Form S-8 No. 333-34479) pertaining to Amended 1995 Stock Plan and 1996 Director Option Plan of Aurum Software, Inc.; Registration Statement (Form S-8 No. 333-34973) pertaining to the 1993 Stock Plan of Baan Company N.V.; Registration Statement (Form F-3 No. 333-24201) and related Prospectus pertaining to Convertible Subordinated Notes of Baan Company N.V., of our report dated July 17, 2000, which includes an emphasis of a matter related to the Company's ability to continue as a going concern, with respect to the consolidated financial statements of Baan Company N.V. included in the Annual Report on Form 20-F for the year ended December 31, 1999.

                                          PricewaterhouseCoopers N.V.

Amsterdam, The Netherlands
July 17, 2000

                      CONSENT OF ERNST & YOUNG ACCOUNTANTS
                              INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the (i) Registration Statement (Form S-8 No. 33-92502) pertaining to the 1993 Stock Plan, the 1995 Director Option Plan, the 1995 Employee Stock Purchase Plan for U.S. Employees and the 1995 Employee Stock Purchase Plan for Non-U.S. Employees, (ii) Registration Statement (Form S-8 No. 333-34479) pertaining to Amended 1995 Stock Plan and 1996 Director Option Plan of Aurum Software, Inc., (iii) Registration Statement (Form S-8 No. 333-34973) pertaining to the 1993 Stock Plan of Baan Company N.V. (iv) Registration Statement (Form F-3 No. 333-19557) and related Prospectus pertaining to the registration of the common stock issued in connection with the business combination of Antalys, Inc., and (v) Registration Statement (Form F-3 No. 333-24201) and related Prospectus pertaining to Convertible Subordinated Notes of Baan Company N.V., of our report dated May 4, 1998, with respect to the consolidated financial statements of Baan Company N.V. included in the Annual Report (Form 20-F) for the year ended December 31, 1999.

                                          Ernst & Young Accountants

                                          /s/ ERNST & YOUNG ACCOUNTANTS

Utrecht, The Netherlands
July 17, 2000

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